Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221814

RODIN INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED DECEMBER 18, 2020

TO THE PROSPECTUS DATED APRIL 27, 2020

This Supplement No. 4 supplements, and should be read in conjunction with, our prospectus dated April 27, 2020, as supplemented by Supplement No. 1, dated May 15, 2020, Supplement No. 2, dated August 18, 2020 and Supplement No. 3 dated November 16, 2020. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 4 is to disclose an update to our 12th Street Mezzanine Loan investment.

Modification of East 12th Street Mezzanine Loan

On November 1, 2018, we, through RIT Lending, Inc., or the Mezzanine Lender, originated an $8.99 million floating rate, mezzanine loan, which we refer to as the East 12th Street Mezzanine Loan. The East 12th Street Mezzanine Loan was to DS 531 E. 12th Mezz LLC, or East 12th Street Borrower, which is owned and controlled by Michael Shah, the principal of Delshah Capital Limited, or Delshah, for the acquisition of a property located in Manhattan, New York, which we refer to as the Property, for a total acquisition cost of $26.1 million. The acquisition of the Property was further financed by a $17.0 million mortgage loan, $14.8 million of which was advanced to the borrower provided by Pacific Western Bank, which we refer to as the East 12th Street Senior Loan. The fee simple interest in the Property is held by DS 531 E. 12th Owner LLC, which we refer to as the Senior Borrower (and, collectively with East 12th Street Borrower, the Borrower), of which DS East 12th Street Borrower owns 100% of the membership interests. The East 12th Street Mezzanine Loan is secured by a pledge of 100% of the equity interests in the Senior Borrower.

As of September 30, 2020, the New York State Attorney General has approved the final condominium plan for the Property, and certain previously effective NYC work stoppage rules, originally enacted due to the COVID-19 pandemic, have been lifted. Such actions have resulted in renovations of the Property commencing, and the sale process of the condominium units that comprise the Property being engaged.

The delay in completion of the renovation and the anticipated extended duration of unit sales has resulted in a substantial draw-down by the Borrower of the debt service/carry cost reserve under each of the East 12th Street Senior and East 12th Street Mezzanine Loans. In order to replenish the East 12th Street Senior Loan interest/carry reserve and ensure sufficient funding to complete the project, Delshah has requested an increase in the size of the East 12th Street Senior Loan, along with the Mezzanine Lender’s consent for such increase.

On December 11, 2020, we executed the consent to the proposed upsizing and modification of the East 12th Street Senior Loan as well as the modification of the East 12th Street Mezzanine Loan as further described below. The changes to the East 12th Street Senior Loan include increases to the debt and equity amounts, increases to the required contingency and capital expenditures reserve amounts, as well as modifications to the cash waterfall. The East 12th Street Senior Loan has been modified to increase the mortgage loan amount from $17.0 million to $18.9 million and the required minimum equity amount from $5.6 million (15% of total cost) to $7.6 million (20.9% of total cost). The cash waterfall was modified as follows: all net sales proceeds from the sales of condominiums applied against outstanding East 12th Street Senior Loan balance until East 12th Street Senior Loan is fully paid off, then applied to East 12th Street Mezzanine Loan until fully paid off, then the remainder to Borrower. Prior to the modification, the East 12th Street Senior Loan provided for the following cash waterfall: all net sales proceeds applied against outstanding Senior Loan balance until East 12th Street Senior Loan is 50% paid off, then split 60/40% between the East 12th Street Senior and East 12th Street Mezzanine Loan until East 12th Street Senior Loan is paid off in full, then to East 12th Street Mezzanine Loan until paid off in full, and then the remainder to Borrower.

The Mezzanine Lender was paid a fee totaling $44,950 (50 basis points on the $8.99 million full amount of the East 12th Street Mezzanine Loan) at the closing of the modification.